Exhibit 99.1

Free translation into English

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Thursday, October 29, 2026

To:

Superintendencia del Mercado de Valores

MATERIAL EVENT NOTICE: Communication of Resolutions of Universal Meetings and Other Governing Bodies

In compliance with the provisions of the Material and Reserved Information Regulation, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: Board of Directors Meeting

Date: October 29, 2026

Description of Material Event: THE BOARD OF DIRECTORS APPROVED THE PAYMENT OF INTERIM DIVIDENDS

Comments: Note 1: The Dividend corresponding to Common Shares also applies to ADR holders, one (1) ADR being equivalent to one (1) common share. Note 2: The record date and payment date for ADR holders will be communicated once established by The Bank of New York Mellon (depositary bank).

The following items were addressed:

- Distribution or Allocation of Earnings

INFORMATION ON THE COMMUNICATION OF DISTRIBUTION OR ALLOCATION OF EARNINGS

Details of the Allocation of Earnings: THE BOARD OF DIRECTORS APPROVED THE PAYMENT OF INTERIM DIVIDENDS

Details of Cash Dividend Payment

Concept: Retained Earnings

Fiscal Year: 2014

Amount to be Distributed: $151,819,518

Details of Dividends per Share

Share Type: BUENAVC1 - COMMON SHARES

Number of Shares: 274,889,924

Dividend Amount per Share: $0.5508

Observations: Note 1: This Dividend also applies to ADR holders, one (1) ADR being equivalent to one (1) common share.

Share Type: BUENAVI1 - INVESTMENT SHARES

Number of Shares: 744,640

Dividend Amount per Share: $0.5508

Observations:

INFORMATION ON THE COMMUNICATION OF RECORD DATE AND DELIVERY DATE FOR DISTRIBUTION OR ALLOCATION OF EARNINGS

Concept of Distribution of Earnings: 2014 - Retained Earnings

Security Type: BUENAVC1 COMMON SHARES Record Date: November 20, 2026

Security Type: BUENAVC1 COMMON SHARES Delivery Date: December 2, 2026

Security Type: BUENAVI1 INVESTMENT SHARES Record Date: November 20, 2026

Security Type: BUENAVI1 INVESTMENT SHARES Delivery Date: December 2, 2026

Observations: Note 1: The Dividend corresponding to Common Shares also applies to ADR holders, one (1) ADR being equivalent to one (1) common share. Note 2: The record date and payment date for ADR holders will be communicated once established by The Bank of New York Mellon (depositary bank).

Respectfully,

PEDRO ANGEL TORRES TORRES

SECURITIES MARKET REPRESENTATIVE

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.